                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 8-B


          FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                      SANCTUARY WOODS MULTIMEDIA CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



              Delaware                                     75-2444109
----------------------------------------       ---------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)


                            1825 South Grant Street
                              San Mateo, CA  94402
              (Address of principal executive offices) (Zip Code)

                                   ----------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered
         -------------------                      ------------------------------
                None                                           None



Securities to be registered pursuant to Section 12(g) of the Act:



                    Common Stock, $.001 par value per share
                    ---------------------------------------
                                (Title of Class)

Item 1.  General Information.

         (a) The jurisdiction of incorporation of the registrant, Sanctuary Woods Multimedia Corporation, a Delaware corporation (the "Registrant"), was moved from British Columbia, Canada to Delaware by means of a "continuance" under Canadian law and a "domestication" under Delaware law, effective on April 15, 1997.

         (b)     Registrant's fiscal year ends on March 31.

Item 2.  Transaction of Succession.

         (a) The predecessor to the Registrant was Sanctuary Woods Multimedia Corporation, a British Columbia, Canada corporation ("Sanctuary Woods Canada"). Sanctuary Woods Canada had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

         (b) Sanctuary Woods Canada changed its jurisdiction of incorporation from British Columbia, Canada to Delaware, U.S.A., by means of a "continuance" under Canadian law and a "domestication" under Delaware law. On April 15, 1997, the Registrant filed a Certificate of Domestication and a Certificate of Incorporation (collectively, the "Certificates") with the State of Delaware Secretary of State (the "Domestication"). Pursuant to Section 388 of the Delaware General Corporations Code, upon the filing of the Certificates, the Registrant became a Delaware corporation as if it had originally been incorporated in Delaware and its incorporation in British Columbia was discontinued. The holdings of the shareholders were not changed by the Domestication and each share of Sanctuary Woods Canada's Common Stock, no par value, was automatically converted into one share of the Registrant's Common Stock, $0.001 par value. Each stock certificate representing issued and outstanding shares of Sanctuary Woods Canada's Common Stock, no par value, from the date of the Domestication represented the same number of shares of the Registrant's Common Stock, $.001 par value.

Item 3.  Securities to be Registered.

         The authorized capital stock of Registrant consists of 50,000,000 shares of Common Stock, $.001 par value per share. As of March 7, 1997, 23,431,640 shares of Common Stock were outstanding. On April 15, 1997, the Registrant effected a one-for-twenty share consolidation of its outstanding Common Stock (the "Consolidation"). As a result, approximately 1,171,582 shares of Common Stock were outstanding after the Consolidation. None of such issued shares were held in treasury as of March 7, 1997.

         The Registrant also has authorized, but does not seek to register, 5,000,000 shares of Preferred Stock, $.001 par value per share of which 100,000 shares are designated Series A Preferred Stock (the "Series A").




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
Item 4.  Description of Securities to be Registered.

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. An affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the then-outstanding shares of voting stock of the Registrant entitled to vote generally in the election of directors voting together as a single class (the "Voting Stock") is required (i) for the adoption, amendment or repeal of sections 2.2 (Annual Meeting) and 2.3 (Special Meeting) of the Registrant's Bylaws; (ii) for the removal of any director without cause; or (iii) to alter, amend or repeal the voting requirements in (i) or (ii) above.

         Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Registrant's Board of Directors out of funds legally available therefor.

         Subject to preferences that may be applicable to any outstanding Preferred Stock, in the event of a liquidation, dissolution or winding up of Registrant, and after payment of liabilities, the holders of the Registrant's Common Stock are entitled to share ratably in the remaining assets of the Company.

         The Common Stock has no cumulative voting, preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

         The Amended and Restated Certificate of Incorporation of the Registrant authorizes 5,000,000 shares of Preferred Stock, with a par value of $.001 per share of which 100,000 shares have been designated Series A.
Pursuant to the Registrant's Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further vote or action by the stockholders, to fix the designation, powers, preferences, and rights of the shares of any additional series of Preferred Stock and the qualifications, limitations or restrictions thereof including, but not limited to, dividend rights, conversion privileges, voting rights, terms of redemption and liquidation preferences.

         The Amended and Restated Certificate of Incorporation of the Registrant provides that to the fullest extent permitted by Delaware law, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. The Amended and Restated Certificate of Incorporation also incorporates any future amendments to Delaware law with respect to the elimination of such liability.

         Section 203 of the Delaware General Corporation Law, from which the Registrant has not opted out in its Amended and Restated Certificate of Incorporation, restricts certain "business combinations" with interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.





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
Item 5.  Financial Statements and Exhibits.

         (a) Financial Statements. Not applicable. The capital structure and balance sheets of the Registrant immediately after the Domestication were substantially the same as those of Sanctuary Woods Canada.

         (b)     Exhibits.

                 (i) Proxy Statement/Prospectus. Not applicable. The capital structure and balance sheets of the Registrant immediately after the Domestication were substantially the same as those of Sanctuary Woods Canada.

                 (ii)     Other Exhibits.

                          2.1     Certificate of Domestication
                          3.1     Certificate of Incorporation of Registrant
                          3.2     Amended and Restated Certificate of Incorporation of Registrant
                          3.3     Bylaws of Registrant
                          4.1     Specimen Common Stock Certificate
                          10.1    Employee Incentive Share Purchase Option between the Registrant and
                                  Brinton E. Coxe dated as of December 23, 1992 (1)
                          10.4    License Agreement between the Registrant and Ripley Entertainment, Inc.
                                  dated September 7, 1993 (PORTIONS OMITTED - CONFIDENTIAL
                                  TREATMENT GRANTED)(2)
                          10.7    Licensing Agreement between the Registrant and Journeyman 2, Inc., dated as of August 3, 1994 (PORTIONS OMITTED - CONFIDENTIAL
                                  TREATMENT REQUESTED)(3)
                          10.9    Sub-Lease dated November 23, 1994 between the Registrant and
                                  Heublein, Inc., for premises located at 1825 South Grant Street,
                                  San Mateo, California 94402(4)
                          10.13   Form of Warrant to Purchase Common Stock issued by the Registrant to the placement agent for the July 1995 private placement(5)
                          10.18   Amendment to Loan Agreement between Sanctuary Woods Multimedia,
                                  Inc. and a bank, dated April 2, 1996 and related warrant(6)
                          10.19   Second Amendment to Loan Agreement between Registrant and Imperial
                                  Bank dated May 29, 1996(7)
                          10.20   Warrant granted in connection with Second Amendment to Loan
                                  Agreement between the Registrant and Imperial Bank(8)
                          10.21   Agreement with Strategic Marketing Partners dated May 13, 1996(9)
                          10.22   Amendment 1 to License Agreement between Ripley Entertainment, Inc.
                                  and the Registrant (effective date June 17, 1996)(10)
                          10.23   Amendment 1 to License Agreement between Ripley Entertainment, Inc.
                                  and the Registrant (effective date August 1, 1996)(11)





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

                          10.24   Form of Securities Purchase Agreement for the purchase of 8%
                                  Convertible Subordinated Debentures and warrants with related
                                  Debenture and warrant(12)
                          10.25   Form of Indemnification Agreement Executed by Registrant and each of its officers and directors
                          11.1    Computation of Net Income (Loss) Per Common Share(13)
                          21.1    Subsidiaries of Registrant(14)

____________
(1)      Incorporated by reference to Exhibit 2-B to Form 20 F/A.
(2) Incorporated herein by reference to Exhibit 10.22 to Registrant's Registration Statement on Form F-1, filed November 12, 1993.
(3) Incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K filed March 31, 1995.
(4) Incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K filed March 31, 1995.
(5) Incorporated by reference to Exhibit 7.5 to Registrant's Report on Form 8-K dated February 14, 1995.
(6) Incorporated by reference to Exhibit 10.18 to Registrant's Report on Form 10-K/A-1 filed April 15, 1996.
(7) Incorporated by reference to Exhibit 10.19 to Registrant's Report on Form 10-Q filed June 19, 1996.
(8) Incorporated by reference to Exhibit 10.20 of Registrant's Report on Form 10-Q dated June 19, 1996.
(9) Incorporated by reference to Exhibit 10.21 of Registrant's Report on Form 10-Q dated June 19, 1996.
(10) Incorporated by reference to Exhibit 10.22 to Registrant's Report on Form 10-Q filed August 14, 1996.
(11) Incorporated by reference to Exhibit 10.23 to Registrant's Report on Form 10-Q filed August 14, 1996.
(12) Incorporated by reference to Exhibit 10.24 to Registrant's Report on Form 8-K dated September 3, 1996.
(13) Incorporated herein by reference to Exhibit 11.1 of Registrant's Report on Form 10-Q dated December 31, 1996.
(14) Incorporated herein by reference to Exhibit 21.1 to Registrant's Report on Form 10-K/A-3 filed January 16, 1997.





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
                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SANCTUARY WOODS MULTIMEDIA CORPORATION


Date:  April 30, 1997

                                  By:  /s/ Charlotte J. Walker
                                  ----------------------------------
                                  Charlotte J. Walker, President and
                                  Chief Executive Officer (Principal
                                  Executive Officer)

                           LIST OF ATTACHED EXHIBITS





2.1      Certificate of Domestication

3.1      Certificate of Incorporation of Registrant

3.2      Amended and Restated Certificate of Incorporation of Registrant

3.3      Bylaws of Registrant

4.1      Specimen Common Stock Certificate

10.25    Form of Indemnification Agreement Executed by
         Registrant and each of its officers and directors